UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2020

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter 2020 Results,” dated May 4, 2020.

Exhibit

1.	Press Release dated May 4, 2020

Textainer Group Holdings Limited

Reports First-Quarter 2020 Results

HAMILTON, Bermuda – (PRNewswire) – May 4, 2020 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the three-months ended March 31, 2020.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q1 2020	Q4 2019
Lease rental income	$145,478	$151,555
Gain on sale of owned fleet containers, net	$5,794	$3,134
Income from operations	$46,409	$64,579
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(4,379)	$28,782
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.08)	$0.50
Adjusted net income (1)	$9,702	$10,977
Adjusted net income per diluted common share (1)	$0.17	$0.19
Adjusted EBITDA (1)	$117,065	$113,187
Average fleet utilization (2)	96.2%	96.4%
Total fleet size at end of period (TEU) (3)	3,450,680	3,500,812
Owned percentage of total fleet at end of period	85.6%	85.4%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.

(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale units and manufactured for us but have not yet been delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ slightly from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net loss of $4.4 million for the first quarter, which includes an unrealized loss on derivatives of $14.9 million;
•	Adjusted net income of $9.7 million for the first quarter, or $0.17 per diluted common share, as compared to $11.0 million, or $0.19 per diluted common share in the fourth quarter of 2019;
•	Adjusted EBITDA of $117.1 million for the first quarter, as compared to $113.2 million in the fourth quarter of 2019;
•	Utilization averaged 96.2% for the first quarter, as compared to 96.4% for the fourth quarter of 2019;
•	Minimal container investments during the first quarter; and
•

Repurchased approximately 1,947,000 shares of common stock at an average price of $7.84 per share during the first quarter under the share repurchase program authorized on August 29, 2019. As announced on March 30, 2020, Textainer's Board of Directors authorized an increase to the share repurchase program for an additional $25 million of the Company's outstanding shares.

“Our most important priority is to maintain business continuity while ensuring the health and safety of our employees, and we reacted swiftly and efficiently to transition into working remotely.  I am proud of how our team has risen to the challenge with their dedication and professionalism, focused on providing exceptional service to our customers in the face of the significant disruptions caused by the COVID-19 pandemic,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “Our performance in the first quarter was in line with our expectations. Average utilization remained strong at 96.2%, we delivered lease rental income of $145.5 million, adjusted net income of $9.7 million and adjusted EBITDA of $117.1 million.  Despite the global Covid-19 pandemic, container trade remains essential for the global economy. The current challenging economic environment also means that we are strongly focused on our cash collections and monitoring of customer credit.  We are particularly pleased with our liquidity position as we reduced our debt outstanding by $135 million in the quarter while protecting our cash reserves and ability to invest upon the eventual return of container demand.”

Ghesquiere concluded, “The market remains challenged by the extraordinary effects and implications of the broad-based response to the current pandemic, and there is a high level of uncertainty to our outlook for the rest of the year. However, Textainer is well-positioned to navigate through the current crisis and participate in an eventual market recovery with a strong balance sheet, healthy liquidity, an optimized capital structure as well as demonstrated expense control and efficiency. We remain focused on using our strong and stable cash flows to improve our financial performance and deliver shareholder value creation.”

First-Quarter Results

Lease rental income decreased $6.1 million from the fourth quarter of 2019, due primarily to a reduction in fleet size and average rental rates.  Lease rental income - owned fleet, increased $2.8 million from the fourth quarter and includes the full impact of the acquisition of a previously managed fleet on December 31, 2019 (the “LAPCO fleet”).

Trading container margin decreased $1.3 million from the fourth quarter of 2019, primarily due to a lower sales volume.

Gain on sale of owned fleet containers, net, increased $2.7 million from the fourth quarter of 2019, driven by an improvement in the average gain per container sold.

Direct container expense increased $1.5 million from the fourth quarter of 2019, mostly due to the inclusion of the acquired LAPCO fleet.

Distribution to managed fleet container investors decreased $8.2 million from the fourth quarter of 2019, due to a decrease in the managed fleet size resulting from the LAPCO fleet acquisition.

Bad debt expense was $2.0 million in the first quarter of 2020 as a result of an increase in reserves related to the current weakening in global economic conditions.

Interest expense decreased $1.4 million compared to the fourth quarter of 2019. Realized loss on derivative instruments, net, increased $0.8 million compared to the fourth quarter of 2019. These changes were driven by a decrease in interest rates.

Unrealized loss on derivative instruments, net, was a loss of $14.9 million for the quarter and a gain of $2.9 million for the fourth quarter of 2019, resulting from a decrease and an increase, respectively, in the forward LIBOR curve at the end of the respective period ends, which reduced the fair value of the current interest rate derivatives as of the end of the first quarter. Textainer uses interest rate derivatives to manage interest rate risk and intends to hold these derivatives until maturity. Changes in the fair value of derivatives result in non-cash adjustments to their carrying value that get recorded through net income for the portion of our derivatives not designated under hedge accounting at their inception.

Conference Call and Webcast

A conference call to discuss the financial results for the first quarter 2020 will be held at 5:00 pm Eastern Time on Monday, May 4, 2020. The dial-in number for the conference call is 1-855-327-6837 (U.S. & Canada) and 1-631-891-4304 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: Container trade will remain essential to the global economy; Textainer is well positioned to navigate through the current crisis and participate in an eventual recovery; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2020.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

Three Months Ended March 31, 2020 and 2019

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2020		2019
Revenue:
Lease rental income - owned fleet		$130,072		$128,973
Lease rental income - managed fleet		15,406		26,553
Lease rental income		145,478		155,526

Management fees - non-leasing		1,484		2,301

Trading container sales proceeds		9,585		13,300
Cost of trading containers sold		(8,936)		(10,732)
Trading container margin		649		2,568

Gain on sale of owned fleet containers, net		5,794		6,767

Operating expenses:
Direct container expense - owned fleet (a)		13,264		11,580
Distribution expense to managed fleet container investors		14,163		24,480
Depreciation expense (b)		66,834		62,464
Amortization expense		564		602
General and administrative expense		10,138		9,830
Bad debt expense, net		2,045		159
Container lessee default recovery, net (a)		(12)		(653)
Total operating expenses		106,996		108,462
Income from operations		46,409		58,700
Other (expense) income:
Interest expense		(36,112)		(37,516)
Write-off of unamortized deferred debt issuance costs		(122)		—
Interest income		400		638
Realized (loss) gain on derivative instruments, net		(1,526)		1,444
Unrealized loss on derivative instruments, net		(14,937)		(5,738)
Other, net		(53)		—
Net other expense		(52,350)		(41,172)
(Loss) income before income tax and noncontrolling interest		(5,941)		17,528
Income tax benefit (expense)		833		(373)
Net (loss) income		(5,108)		17,155
Less: Net loss (income) attributable to the noncontrolling interest	729		(105)
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(4,379)		$17,050
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.08)		$0.30
Diluted	$(0.08)		$0.30
Weighted average shares outstanding (in thousands):
Basic	56,455		57,475
Diluted	56,455		57,587
Other comprehensive (loss) income, before tax:
Change in derivative instruments designated as cash flow hedges		(8,858)		—
Reclassification of realized gain on derivative instruments designated as cash flow hedges		(62)		—
Foreign currency translation adjustments		(63)		107
Comprehensive (loss) income, before tax		(14,091)		17,262
Income tax benefit related to items of other comprehensive (loss) income		93		—
Comprehensive (loss) income, after tax		(13,998)		17,262
Comprehensive loss (income) attributable to the noncontrolling interest		729		(105)
Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders		$(13,269)		$17,157

(a) Amounts for container write-off and recovery and container recovery costs from lessee default for the period ended March 31, 2019 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet”, respectively, and included within “container lessee default recovery, net” to conform with the 2020 presentation.

(b) Amount to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the period ended March 31, 2019 has been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2020 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2020 and December 31, 2019

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$128,664	$180,552
Accounts receivable, net of allowance for doubtful accounts of $8,026 and $6,299, respectively	118,905	109,384
Net investment in finance leases, net of allowance for credit losses of $186 and $0, respectively	40,164	40,940
Container leaseback financing receivable, net of allowance for credit losses of $90 and $0, respectively	20,661	20,547
Trading containers	12,894	11,330
Containers held for sale	46,902	41,884
Prepaid expenses and other current assets	14,367	14,816
Due from affiliates, net	2,112	1,880
Total current assets	384,669	421,333
Restricted cash	97,334	97,353
Containers, net of accumulated depreciation of $1,482,677 and $1,443,167, respectively	4,007,433	4,156,151
Net investment in finance leases, net of allowance for credit losses of $801 and $0, respectively	297,549	254,363
Container leaseback financing receivable, net of allowance for credit losses of $379 and $0, respectively	245,507	251,111
Fixed assets, net of accumulated depreciation of $12,465 and $12,266, respectively	1,108	1,128
Intangible assets, net of accumulated amortization of $45,923 and $45,359, respectively	4,727	5,291
Derivative instruments	-	135
Deferred taxes	1,388	1,388
Other assets	14,091	14,364
Total assets	$5,053,806	$5,202,617
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$21,499	$23,404
Container contracts payable	5,294	9,394
Other liabilities	2,733	2,636
Due to container investors, net	19,151	21,978
Debt, net of unamortized deferred financing costs of $6,293 and $8,120, respectively	239,066	242,433
Total current liabilities	287,743	299,845
Debt, net of unamortized deferred financing costs of $21,160 and $21,446, respectively	3,426,079	3,555,296
Derivative instruments	37,500	13,778
Income tax payable	9,945	9,909
Deferred taxes	6,644	7,789
Other liabilities	29,546	30,355
Total liabilities	3,797,457	3,916,972
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,326,555 shares issued and 54,870,475 shares outstanding at 2020; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019	583	583
Treasury shares, at cost, 3,456,080 shares and 1,508,637 shares, respectively	(33,223)	(17,746)
Additional paid-in capital	411,666	410,595
Accumulated other comprehensive loss	(9,401)	(511)
Retained earnings	861,194	866,458
Total Textainer Group Holdings Limited shareholders’ equity	1,230,819	1,259,379
Noncontrolling interest	25,530	26,266
Total equity	1,256,349	1,285,645
Total liabilities and equity	$5,053,806	$5,202,617

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2020 and 2019

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2020	2019
Cash flows from operating activities:
Net (loss) income	$(5,108)	$17,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense (a)	66,834	62,464
Bad debt expense, net	2,045	159
Container recovery from lessee default, net (b)	(1)	(720)
Unrealized loss on derivative instruments, net	14,937	5,738
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	2,183	1,870
Amortization of intangible assets	564	602
Gain on sale of owned fleet containers, net	(5,794)	(6,767)
Share-based compensation expense	1,071	1,056
Changes in operating assets and liabilities	(3,009)	25,552
Total adjustments	78,830	89,954
Net cash provided by operating activities	73,722	107,109
Cash flows from investing activities:
Purchase of containers and fixed assets	(11,249)	(119,335)
Receipt of principal payments on container leaseback financing receivable	5,099	—
Proceeds from sale of containers and fixed assets	30,939	32,885
Net cash provided by (used in) investing activities	24,789	(86,450)
Cash flows from financing activities:
Proceeds from debt	—	60,000
Principal payments on debt	(134,697)	(86,171)
Principal repayments on container leaseback financing liability, net	(124)	—
Purchase of treasury shares	(15,477)	—
Debt issuance costs	(57)	—
Net cash used in financing activities	(150,355)	(26,171)
Effect of exchange rate changes	(63)	107
Net decrease in cash, cash equivalents and restricted cash	(51,907)	(5,405)
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928
Cash, cash equivalents and restricted cash, end of the period	$225,998	$219,523

(a) Amount to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the period ended March 31, 2019 has been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2020 presentation.

(b) Amount for container write-off and recovery from lessee default for the period ended March 31, 2019 has been reclassified out of the previously reported line item “container impairment” and included within “container recovery from lessee default, net” to conform with the 2020 presentation.

Use of Non-GAAP Financial Information

To supplement Textainer’s condensed consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and dilute common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance, as we intend to hold derivative instruments until maturity and any unrealized gain or loss on derivative instruments is a non-cash, non-operating item. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and dilute common share are calculated from net (loss) income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three months ended March 31, 2020, December 31, 2019 and March 31, 2019.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied in isolation, or as a substitute to net (loss) income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,
	March 31, 2020	December 31, 2019	March 31, 2019
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net income:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(4,379)	$28,782	$17,050
Adjustments:
Write-off of unamortized deferred debt issuance costs	122	—	—
Unrealized loss (gain) on derivative instruments, net	14,937	(2,873)	5,738
Gain on insurance recovery and legal settlement	—	(14,040)	—
Gain on settlement of pre-existing management agreement	—	(1,823)	—
Impact of reconciling items on income tax (benefit) expense	(150)	551	(57)
Impact of reconciling items attributable to the noncontrolling interest	(828)	380	(289)
Adjusted net income	$9,702	$10,977	$22,442

Adjusted net income per diluted common share	$0.17	$0.19	$0.39

	Three Months Ended,
	March 31, 2020	December 31, 2019	March 31, 2019
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(4,379)	$28,782	$17,050
Adjustments:
Interest income	(400)	(458)	(638)
Interest expense	36,112	37,486	37,516
Write-off of unamortized deferred debt issuance costs	122	—	—
Realized loss (gain) on derivative instruments, net	1,526	763	(1,444)
Unrealized loss (gain) on derivative instruments, net	14,937	(2,873)	5,738
Gain on insurance recovery and legal settlement	—	(14,040)	—
Gain on settlement of pre-existing management agreement	—	(1,823)	—
Income tax (benefit) expense	(833)	478	373
Net (loss) income attributable to the noncontrolling interest	(729)	407	105
Depreciation expense	66,834	66,129	62,464
Container (recovery) expense from lessee default, net	(1)	25	(720)
Amortization expense	564	517	602
Impact of reconciling items attributable to the noncontrolling interest	3,312	(2,206)	(2,917)
Adjusted EBITDA	$117,065	$113,187	$118,129

	Three Months Ended
	March 31, 2020	December 31, 2019	March 31, 2019
	(Dollars in thousands)
	(Unaudited)
Reconciliation of headline earnings:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(4,379)	$28,782	$17,050
Adjustments:
Container impairment	4,586	4,348	800
Gain on insurance recovery and legal settlement	—	(14,040)	—
Gain on settlement of pre-existing management agreement	—	(1,823)	—
Impact of reconciling items on income tax (benefit) expense	(46)	477	(8)
Impact of reconciling items attributable to the noncontrolling interest	(115)	100	(32)
Headline earnings	$46	$17,844	$17,810

Headline earnings per basic common share	$-	$0.31	$0.31
Headline earnings per diluted common share	$-	$0.31	$0.31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer